Paul Hastings LLP

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Costa Mesa, California 92626-1924

Telephone: (714) 668-6200

Facsimile: (714) 979-1921

Internet: www.paulhastings.com

1(714)668-6210

johndellagrotta@paulhastings.com

April 29, 2013

VIA EDGAR [CORRESPONDENCE FILING]

Mr. Edward P. Bartz

Staff Attorney

United States Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Kayne Anderson Midstream/Energy Fund, Inc.

Registration Statement on Form N-2 (File Nos. 333-              and 811-22467)

Dear Mr. Bartz:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”), on behalf of our client, Kayne Anderson Midstream/Energy Fund (the “Fund”), is the Fund’s shelf Registration Statement on Form N-2 filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 29, 2013 registering a presently indeterminate number of shares of common stock and preferred stock to be offered on an immediate, continuous or delayed basis for a proposed maximum aggregate offering price of $300 million (the “KMF Shelf Registration Statement”).

The KMF Shelf Registration Statement does not contain disclosures that are substantially different from the most recent shelf registration statement of Kayne Anderson Energy Total Return Fund, Inc. (File Nos. 333-172410 and 811-21750), a closed-end fund in the Kayne Anderson family of funds (“KYE”). Similar to the Fund, KYE’s Post-Effective Registration Statement registered common stock and preferred stock (the “KYE Shelf Registration Statement”). The KYE Shelf Registration Statement was declared effective by the Commission on April 11, 2013.

Mr. Edward P. Bartz

U. S. Securities and Exchange Commission

April 29, 2013

In light of the similarities between the disclosures made in the KMF Shelf Registration Statement and in the KYE Shelf Registration Statement and using the principles stated in Release 33-6510 and Release No. IC 13768, we respectfully request that the staff of the Commission (the “Staff”) consider a cursory or no review position with respect to the KMF Shelf Registration Statement.

The Fund respectfully requests the Staff’s assistance in completing its review of the KMF Shelf Registration Statement as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions to the undersigned at (714) 668-6210 or David A. Hearth at (415) 856-7007.

Very truly yours,

/s/ John F. Della Grotta

John F. Della Grotta

of PAUL HASTINGS LLP

JFD:bdg

cc:	Kevin S. McCarthy, Kayne Anderson (w/encl.)

David S. Shladovsky, Esq., Kayne Anderson (w/encl.)

David A. Hearth, Esq., Paul Hastings (w/encl.)